UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

17 May 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

File No. 0-21379 -- CF# 29376

CUBIST PHARMACEUTICALS, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2013.

Based on representations by CUBIST PHARMACEUTICALS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41	through June 30, 2017
Exhibit 10.48	through November 20, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel